SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on September 23, 2021, the Board of Directors of Eletrobras deliberated for the approval of the calculated value of the Fixed Assets in Progress - AIC "reimbursable" of Amazonas Energia, Boa Vista Energia, current Roraima Energia and Eletroacre, current Energisa Acre, arising from the right granted by Clause 5 - Obligations of the Purchaser, of the Share Purchase and Sale Agreement and Other Covenants, attached to the Notice of Privatization Auction No. 2/2018-PPI/PND. The signing of the AIC Reimbursement Contract to be entered into by Eletrobras, distributors and new controllers was also approved.

With these approvals, added to the approvals that took place in April 2021, of the calculated value of the "reimbursable" AIC of Ceal, currently Equatorial Alagoas, and Cepisa, currently Equatorial Piauí, only the approval of Ceron's AIC remains, which is still being verified by a specialized consultancy contracted by the distributor. The expectation is for the calculation to be completed during the month of October, according to the schedule presented by the consultancy.

Up to current date, Eletrobras has not yet signed the Reimbursement Contracts with the five distributors that already have the “reimbursable” AIC value defined and approved by the Board of Directors. Only after signing the contracts, Eletrobras will be able to register these assets in the company's balance sheet, with an impact on the income statement. Eletrobras expects to sign the five Reimbursement Contracts soon, as the final version of the document was opened and discussed by the parties involved.

When modeling the sales of distributors, only fixed assets in service (AIS) contained in the asset valuation report, in a February 2017 database, were used in the valuation of a new 30-year concession. However, in the same database, Eletrobras distributors contained approximately BRL 2.0 billion of fixed assets in progress, which were not priced. Thus, TCU determined the inclusion, in the Notice of Sale and in the Share Purchase and Sale Agreement and Other Covenants, of a device that allows the sharing with Eletrobras of future benefits from the recognition, by Aneel, of this AIC in the Remuneration Basis Net of distributors. Eletrobras was assured the right to be reimbursed without an amount corresponding to 50% of the AIC balance, existing in the February 2017 database, and recognized by Aneel in the Net Regulatory Remuneration Basis of distributors in the first tariff review after privatization.

The general conditions of the Reimbursement Agreement were established in the Share Purchase and Sale Agreement and Other Covenants of the distributors. The value would be calculated by a specialized consultancy, registered with Aneel, and contracted by the distributor, with Eletrobras participating in the calculation and with the power not to accept the calculated value, which may require the hiring of a new consultancy. The calculated amount of the AIC could be paid in cash or in up to 60 installments, with the outstanding balance being corrected by 111% of the Selic.

The amount of the “reimbursable” AIC presented in a report issued by a specialized consultancy and approved by the Board of Directors of Eletrobras was updated until the base date of the extraordinary tariff review - RTE of the five distributors. This amount will still be updated by 111% of Selic pro rata temporis until the date of signature of the Reimbursement Agreement.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Below is a table with the amount of the "reimbursable" AIC that will be paid to Eletrobras and the base date of the RTE of each distributor:

Rio de Janeiro, September 23, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.